SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)(1)


                      Smurfit-Stone Container Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   832727101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               November 18, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 2 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER                  -0-

      NUMBER OF               --------------------------------------------------
        SHARES                6.     SHARED VOTING POWER         13,187,101
     BENEFICIALLY
       OWNED BY               --------------------------------------------------
         EACH                 7.     SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER    13,187,101

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             13,187,101

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 3 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER                  -0-

      NUMBER OF               --------------------------------------------------
        SHARES                6.     SHARED VOTING POWER         13,093,614
     BENEFICIALLY
       OWNED BY               -------------------------------------------------
         EACH                 7.     SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER    13,093,614

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,093,614

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 4 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.

--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|[ ]

                                                                         (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                   -0-

      NUMBER OF           ------------------------------------------------------
        SHARES            6.     SHARED VOTING                12,659,564
     BENEFICIALLY
       OWNED BY           ------------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER              -0-
      REPORTING
     PERSON WITH          ------------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER     12,659,564

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,659,564

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.2%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 5 of 14 Pages
-------------------                                           ------------------
                   ---
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY EQUITY INVESTORS INC.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]

                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER                  -0-

      NUMBER OF               --------------------------------------------------
        SHARES                6.     SHARED VOTING POWER             93,487
     BENEFICIALLY
       OWNED BY               --------------------------------------------------
         EACH                 7.     SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        93,487

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         93,487

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         less than 0.1%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 6 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SIBV/MS EQUITY INVESTORS, L.P.

--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER                  -0-

      NUMBER OF               --------------------------------------------------
        SHARES                6.     SHARED VOTING POWER             93,487
     BENEFICIALLY
       OWNED BY               --------------------------------------------------
         EACH                 7.     SOLE DISPOSITIVE POWER             -0-
      REPORTING
     PERSON WITH              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        93,487

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         93,487

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         less than 0.1%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Smurfit-Stone Container Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     150 North Michigan Avenue
     Chicago, Illinois 60601-7568

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Dean Witter & Co. ("MSDW")

     Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.")

     The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II, L.P.")

     Morgan Stanley Equity Investors Inc. ("MSEI Inc.")

     SIBV/MS Equity Investors, L.P. ("SIBV/MS, L.P.")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSLEF II, Inc., MSLEF II, L.P., MSEI Inc. and SIBV/MS, L.P. is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship of MSDW, MSLEF II, Inc., MSLEF II, L.P., MSEI Inc. and SIBV/MS, L.P. is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock par value, $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

         832727101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2001: (1) MSLEF II, L.P. owned directly 12,659,564 Shares; (2) SIBV/MS, L.P. owned directly 93,487 Shares; and (3) MSLEF II, Inc. owned directly 434,050 Shares.

     MSLEF II, Inc. is the general partner of MSLEF II, L.P. and, as such, may be deemed to have shared voting and dispositive power with respect to all of the Shares held by the MSLEF II, L.P. Therefore, MSLEF II, Inc. may be deemed to have beneficial ownership of the 12,659,564 Shares held by MSLEF II, L.P. and the 434,050 Shares it holds directly.

     MSEI Inc. is the general partner of SIBV/MS, L.P. and, as such, may be deemed to have shared voting and dispositive power with respect to all of the Shares held by SIBV/MS, L.P. Therefore, MSEI Inc. may be deemed to have beneficial ownership of the 93,487 Shares held by SIBV/MS, L.P.

     Therefore, MSDW may be deemed to have beneficial ownership of the 12,659,564 Shares held by MSLEF II, L.P., the 434,050 Shares held directly by MSLEF II, Inc. and the 93,487 Shares held by SIBV/MS, L.P.

     MSDW is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b)Percent of class: (1)

     Morgan Stanley Dean Witter & Co.               5.4% of the Shares
     Morgan Stanley Leveraged Equity Fund II, Inc.  5.4% of the Shares
     The Morgan Stanley Leveraged Equity Fund II,   5.2% of the Shares
     L.P.
     Morgan Stanley Equity Investors Inc.           less than 0.1% of the Shares
     SIBV/MS Equity Investors, L.P.                 less than 0.1% of the Shares
-------------------
(1) Based on the 243,895,996 Shares reported to be outstanding as of September 30, 2001 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2001.


(c)  Number of shares as to which such person has:

                                (i)              (ii)               (iii)                    (iv)
                             Sole power      Shared power   Sole power to dispose  Shared power to dispose
                           to vote or to    to vote or to     or to direct the         or to direct the
                          direct the vote  direct the vote     disposition of           disposition of
                         ----------------  ---------------  ---------------------  -----------------------
Morgan Stanley Dean             -0 -         13,187,101             -0-                   13,187,101
Witter & Co.
Morgan Stanley                  -0 -         13,093,614             -0-                   13,093,614
Leveraged Equity Fund,
II Inc.
The Morgan Stanley              -0 -         12,659,564             -0-                   12,659,564
Leveraged Equity Fund
II, L.P.
Morgan Stanley Equity           -0 -             93,487             -0-                       93,487
Investors Inc.
SIBV/MS Equity                  -0-              93,487             -0-                       93,487
Investors, L.P.


Item 5. Ownership of Fiv Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     See Exhibit 1.

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Date: February 14, 2002
                                       MORGAN STANLEY DEAN WITTER & CO.

                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Authorized Signatory



                                       MORGAN STANLEY LEVERAGED EQUITY
                                       FUND II, INC.

                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary



                                       THE MORGAN STANLEY LEVERAGED EQUITY
                                       FUND II, L.P.

                                       By:  Morgan Stanley Leveraged Equity
                                            Fund II, Inc., as General Partner

                                           /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary



                                       MORGAN STANLEY EQUITY INVESTORS INC.

                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary



                                       SIBV/MS EQUITY INVESTORS, L.P.

                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary

                                 Exhibit Index


                                                                            Page
                                                                            ----
Exhibit 1 -- Group Members                                                   13
Exhibit 2 -- Joint Filing Agreement                                          14